Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. You should read this discussion and analysis in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, as of and for the three months ended March 31, 2021 included as Exhibit 99.1 to the Report on Form 6-K to which this discussion and analysis is included as Exhibit 99.2. You should also read this discussion and analysis in conjunction with our audited consolidated financial statements, including the notes thereto, included in our annual report on Form 20-F for the year ended December 31, 2020.
Our unaudited condensed consolidated interim financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Our audited consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). None of our financial statements were prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The terms “dollar,” “USD” or “$” refer to U.S. dollars and the term “Swiss franc” and “CHF” refer to the legal currency of Switzerland, unless otherwise indicated. We have made rounding adjustments to some of the figures included in this discussion. Accordingly, any numerical discrepancies in any table between totals and sums of the amounts listed are due to rounding.
Unless otherwise indicated or the context otherwise requires, all references in this discussion and analysis to “ADC Therapeutics” or “ADCT,” the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to ADC Therapeutics SA and its consolidated subsidiaries.
Overview
We are a commercial-stage biotechnology company improving the lives of cancer patients with our next-generation, targeted antibody drug conjugates (“ADCs”) for patients with hematologic malignancies and solid tumors. We develop our ADCs by applying our decades of experience in this field and using next-generation pyrrolobenzodiazepine (“PBD”) technology to which we have proprietary rights for our targets. By leveraging our R&D strengths, our disciplined approach to target selection and our preclinical and clinical development strategy, we have created a diverse and balanced portfolio and research pipeline. Our hematology franchise comprises one approved product (ZYNLONTA, formerly known as loncastuximab tesirine or Lonca) and two clinical-stage product candidates, camidanlumab tesirine (“Cami” and previously known as ADCT-301) and ADCT-602. Our solid tumor franchise comprises two clinical-stage product candidates, Cami and ADCT-601, and two preclinical product candidates, ADCT-901 and ADCT-701.
Our flagship product, ZYNLONTA, has been approved by the FDA for the treatment of adult patients with relapsed or refractory large B-cell lymphoma after two or more lines of systemic therapy, including diffuse large B-cell lymphoma (“DLBCL”) not otherwise specified, DLBCL arising from low-grade lymphoma, and also high grade B-cell lymphoma. The broad patient population included in the label is a key point of differentiation for ZYNLONTA. In a pivotal Phase 2 clinical trial for the treatment of relapsed or refractory DLBCL, ZYNLONTA demonstrated significant clinical activity across a broad population of heavily pre-treated patients, achieving a 48.3% overall response rate (“ORR”) and a 24.8% complete response rate (“CRR”), while maintaining a manageable tolerability profile. We believe that ZYNLONTA has a current addressable patient population of approximately 6,000 patients in the United States, and our experienced commercial organization is striving to unlock this market opportunity by engaging physicians regarding ZYNLONTA's differentiated product profile. ZYNLONTA was added to the NCCN Clinical Practice Guidelines for Oncology (NCCN Guidelines) with a level 2A recommendation for third line plus DLBCL patients. The recommendation reflects the broad label and the differentiated profile of ZYNLONTA. In addition, to further expand the market opportunity for ZYNLONTA and maximize its commercial potential, we are conducting a confirmatory Phase 3 clinical trial of ZYNLONTA in combination with rituximab that, if successful, we believe will serve as the basis for a supplemental BLA (“sBLA”) for ZYNLONTA for the treatment of relapsed or refractory DLBCL in second-line transplant-ineligible patients, as well as a Phase 1/2 clinical trial of ZYNLONTA in combination with ibrutinib for the treatment of relapsed or refractory DLBCL and mantle cell lymphoma (“MCL”). The ZYNLONTA and ibrutinib combination showed a 66.7% ORR and a 37.5% CRR with a manageable tolerability profile as of August 20, 2020 in non-GCB DLBCL patients at the dose being used in the pivotal Phase 2 portion of the clinical trial. We plan to report updated interim results from the Phase 1 portion of the trial in the first half of 2021. We also plan to commence a pivotal Phase 2 clinical trial of ZYNLONTA for the treatment of relapsed or refractory follicular lymphoma (“FL”) in the first half of 2021.

Our lead product candidate, Cami, has demonstrated significant clinical activity across a broad population of heavily pre-treated patients, while maintaining a tolerability profile that we believe is manageable. We are evaluating Cami in a 117-patient pivotal Phase 2 clinical trial for the treatment of relapsed or refractory HL, for which we completed enrollment in January 2021. Preliminary efficacy data in 47 patients as of August 24, 2020 showed an 83.0% ORR and a 38.3% CRR. We anticipate reporting interim results from this clinical trial in the first half of 2021, and we believe that this clinical trial, if successful, will support a BLA submission. We have completed a 133-patient Phase 1 clinical trial of Cami for the treatment of relapsed or refractory HL and NHL that showed an 86.5% ORR and a 48.6% CRR in 37 patients with HL at the initial dose for our pivotal Phase 2 clinical trial and a 44.0% ORR and an 8.0% CRR in a subset of patients with T-cell lymphoma. We are also evaluating Cami in a Phase 1b clinical trial as a novel immuno-oncology approach for the treatment of various advanced solid tumors. This clinical trial evaluates Cami in combination with pembrolizumab, a checkpoint inhibitor, to better understand its potential as both a monotherapy and in combination.
Recent Developments
Impact of the COVID-19 Pandemic
The COVID-19 pandemic has negatively impacted the economies of countries around the world. Our operations, similar to those of other life sciences companies, have been impacted by the COVID-19 pandemic. As the COVID-19 pandemic continues to evolve, we believe the extent of the impact to our operations, operating results, cash flows, liquidity and financial condition will be primarily driven by the severity and duration of the pandemic, the pandemic’s impact on the U.S. and global economies and the timing, scope and effectiveness of national and local governmental responses to the pandemic, especially in areas where the conditions have recently worsened. Those primary drivers are beyond our knowledge and control, and as a result, at this time the ultimate impact on our results of operations, cash flows and financial position in 2021 and thereafter cannot be reasonably predicted. We are continuously assessing and adapting our working practices and business operations to ensure compliance with official guidance and containment measures related to the pandemic, and we are working proactively with our partners and other stakeholders to take steps to mitigate and minimize any negative impact of the COVID-19 pandemic on our research and development programs, clinical trials, regulatory submissions, commercial launch and other business operations.
•Clinical Programs:  To date we have not experienced any material impact of the COVID-19 pandemic on our clinical trial enrollment, timelines or expenses. However, we have seen some increase in the time to activate new sites for trials that are in the start-up phase, and expect that we may see further increases in the future in areas of the world that continue to see pronounced effect from COVID-19. We continue to work with sites to accelerate start-up activities. Additionally, we continue to closely monitor the potential effect of the COVID-19 pandemic on our clinical trials as well as the supply of our clinical-stage product candidates and will work closely with our clinical trial sites, contract research organizations and contract manufacturing partners to mitigate any such impact. The ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change.

•Commercial Launch of ZYNLONTA: We are launching ZYNLONTA commercially, and we have built our launch plans to mitigate the impact of the ongoing COVID-19 pandemic. Our Commercial and Medical Affairs teams prepared for a hybrid launch and are able to engage physicians virtually, as well as face-to-face. However, the ultimate impact of the COVID-19 pandemic is highly uncertain and subject to change.

Results of Operations
Comparison of the Three Months Ended March 31, 2021 and 2020
The following table summarizes our results of operations for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31, 2021
in KUSD	2021	2020 (1)	Change
Operating expense
Research and development expenses	(39,172)	(35,375)	(3,797)
Selling and marketing expenses	(13,911)	(2,628)	(11,283)
General and administrative expenses	(17,582)	(5,882)	(11,700)
Total operating expense	(70,665)	(43,885)	(26,780)
Loss from operations	(70,665)	(43,885)	(26,780)

Other income (expense)
Other income	194	148	46
Convertible loans, derivatives, change in fair value income	21,169	—	21,169
Share of results with joint venture	(527)	—	(527)
Financial income	15	374	(359)
Financial expense	(2,000)	(42)	(1,958)
Exchange differences	394	29	365
Total other income	19,245	509	18,736
Loss before taxes	(51,420)	(43,376)	(8,044)
Income tax expense	(107)	(100)	(7)
Net loss	(51,527)	(43,476)	(8,051)
(1) Results of operations has been recast to conform S&M expenses to the current period presentation.
Notable items impacting the results of operations for the three months ended March 31 included:

		Three Months Ended March 31, 2021
in KUSD	P&L Classification	2021	2020	Change
Share-based compensation	Research and development expenses (“R&D”)	2,869	1,785	1,084
Share-based compensation	Selling and marketing expenses (“S&M”)	1,961	365	1,596
Share-based compensation	General and administrative expenses (“G&A”)	9,121	1,640	7,481
Fair value adjustment of Facility Agreement derivatives	Convertible loans, derivatives, change in fair value income	(21,169)	—	(21,169)

R&D expenses
The following table summarizes our R&D expenses for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31, 2021
in KUSD	2021	2020	Change
External costs [1]	24,306	26,139	(1,833)
Employee expense [2]	14,866	9,236	5,630
R&D expenses	39,172	35,375	3,797
1 Includes depreciation expense
2 Includes share-based compensation expense
Our R&D expenses increased to USD 39.2 million for the three months ended March 31, 2021 from USD 35.4 million for the three months ended March 31, 2020, an increase of USD 3.8 million, or 10.7%. R&D expenses increased as we continued to expand the potential market opportunities for ZYNLONTA in earlier lines of therapy and additional indications and build our pipeline. As a result of these initiatives, employee expense increased to USD 14.9 million due to higher employee headcount, of which USD 2.9 million was related to share-based compensation expense. External costs decreased primarily as a result of lower costs associated with clinical activities and chemistry, manufacturing and controls (“CMC”) due to various developmental activities that occurred during the three months ended March 31, 2020.
The following table summarizes our R&D expenses for our major development programs for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31, 2021
in KUSD	2021	2020	Change
ZYNLONTA	20,676	15,492	5,184
Cami	9,677	12,290	(2,613)
ADCT-602	569	713	(144)
ADCT-601	2,252	1,660	592
Preclinical product candidates, research pipeline	4,235	4,514	(279)
Not allocated to specific programs	1,763	706	1,057
R&D expenses	39,172	35,375	3,797
R&D expenses for our major development programs will fluctuate from period to period primarily due to the nature and timing associated with the various lifecycle stages of each program, including but not limited to early R&D activities; manufacturing of clinical drug product; clinical trial activity; costs associated with the regulatory approval process; and manufacturing costs associated with commercialization activities prior to the receipt of regulatory approval.
The increase in R&D expenses related to ZYNLONTA was primarily due to additional headcount as we prepared for its commercial launch and increased CMC expense as we manufactured pre-approved supply in advance of the launch. On April 23, 2021, we received regulatory approval for ZYNLONTA. Accordingly, such costs incurred to manufacture pre-approved product would qualify to be capitalized as inventory. However, we have written-down such inventory costs to a net realizable value of zero. The impairment charge has been recorded as R&D expense because of the inherent risks associated with the development of a product candidate, uncertainty about the regulatory approval process, including the expected dating of ZYNLONTA at the time of launch, as well as the timing of the associated commercial launch and market size, and lack of history for our ability to obtain regulatory approval for drug candidates. We will reverse impairments resulting from the write-down of inventory to a net realizable value during the second quarter of 2021 based on a number of factors including the existence of inventory on hand and estimated demand as well as the expiration of such product.
The decrease in R&D expenses related to Cami was primarily due to lower CMC expenses during the three months ended March 31, 2021 as various development activities to support ongoing clinical trial activity occurred during the three months ended March 31, 2020.

S&M expenses
The following table summarizes our S&M expenses for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31, 2021
in KUSD	2021	2020	Change
External costs	5,290	1,740	3,550
Employee expense [1]	8,621	888	7,733
S&M expenses	13,911	2,628	11,283

1 Includes share-based compensation expense
Our S&M expenses increased to USD 13.9 million for the three months ended March 31, 2021 from USD 2.6 million for the three months ended March 31, 2020, an increase of USD 11.3 million, or 429.3%. Employee expense related to the recruitment of commercial employees as we prepared for the commercial launch of ZYNLONTA. Employee expense was USD 8.6 million, of which USD 2.0 million was related to share-based compensation expense. External costs increased primarily as a result of higher professional fees associated with our preparation for the anticipated commercial launch.
G&A expenses
The following table summarizes our G&A expenses for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31, 2021
in KUSD	2021	2020	Change
External costs [1]	4,733	2,240	2,493
Employee expense [2]	12,849	3,642	9,207
G&A expenses	17,582	5,882	11,700
1 Includes depreciation expense
2 Includes share-based compensation expense
Our G&A expenses increased to USD 17.6 million for the three months ended March 31, 2021 from USD 5.9 million for the three months ended March 31, 2020, an increase of USD 11.7 million, or 198.9%. Employee expense for the three months ended March 31, 2021 was USD 12.8 million which included USD 9.1 million of share-based compensation expense. Share-based compensation expense increased USD 7.5 million as compared to the three months ended March 31, 2020. External costs increased primarily as a result of higher professional fees associated with being a public company.
Other income (expense)
The following table summarizes our other income for the three months ended March 31, 2021 and 2020:

	Three Months Ended March 31, 2021
in KUSD	2021	2020	Change
Other income	194	148	46
Convertible loans, derivatives, change in fair value income	21,169	—	21,169
Share of results with joint venture	(527)	—	(527)
Financial income	15	374	(359)
Financial expense	(2,000)	(42)	(1,958)
Exchange differences	394	29	365
Total other income	19,245	509	18,736

Other income
We recognize as other income amounts received and receivable by our subsidiary, ADC Therapeutics (UK) Limited, under the United Kingdom’s R&D Expenditure Credit scheme. For the three months ended March 31, 2021 and 2020, we recognized KUSD 194 and KUSD 148 in Other income, respectively.
Convertible loans, derivatives, increase in fair value
This income is explained in note 11, “Convertible loans”, to the unaudited condensed consolidated interim financial statements. Pursuant to the Facility Agreement, dated April 24, 2020 (the “Facility Agreement”), with Deerfield Partners, L.P. and certain of its affiliates (collectively, “Deerfield”), we have drawn down the first tranche of the convertible loans amounting to USD 65 million on May 19, 2020 and will draw down on the second tranche amounting to USD 50 million subsequent to March 31, 2021.
The conversion option derivative embedded in the first tranche is remeasured at fair value at the end of each accounting period. Prior to drawing down, the obligation arising from the second tranche was accounted for as a derivative, remeasured at fair value at the end of each accounting period. Any movement in these fair values is recognized in the condensed consolidated statement of operations. The significant decrease in the fair values in the period is due to the decrease in the price of our common shares since December 31, 2020. See note 15, “Events after the reporting date” to the unaudited condensed consolidated interim financial statements for further information.
Financial income
Our financial income decreased to KUSD 15 for the three months ended March 31, 2021 from KUSD 374 for the three months ended March 31, 2020. The decrease was primarily due to decreases in amounts placed on short-term deposit and in interest rates.
Financial expense
Our financial expense increased to USD 2.0 million for the three months ended March 31, 2021 from KUSD 42 for the three months ended March 31, 2020. The increase was primarily due to interest on the convertible loans, calculated at the implied effective interest rate, from May 19, 2020. This expense is explained in note 11, “Convertible loans”, to the unaudited condensed consolidated interim financial statements.
Exchange differences
Due to our international operations, we are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to British pounds, Euros and Swiss francs. Our exchange differences represent income or (loss) based on changes in foreign currencies. Favorable or unfavorable changes in foreign currencies resulted in income of KUSD 394 for the three months ended March 31, 2021, as compared to income of KUSD 29 the three months ended March 31, 2020.
Income tax expense
Our income tax expense is primarily due to our internal arrangements to reimburse our foreign subsidiaries in the United States and the United Kingdom for the services they render on a cost-plus-margin basis. The net profit at each subsidiary is subject to local income tax and gives rise to minimal amounts of tax expense.
Liquidity and Capital Resources
Since inception, we have incurred significant net losses. To date, we have financed our operations primarily through equity financings, including our initial public offering and follow-on offering, convertible debt financings, and additional funds provided by collaborations. As of March 31, 2021, we had cash and cash equivalents of USD 383.1 million. Subsequent to March 31, 2021, we will draw down USD 50.0 million of convertible loans relating to the second tranche of the Facility Agreement following our recent receipt of FDA approval for the commercial use of ZYNLONTA for the treatment of relapsed or refractory DLBCL. See note 15, “Events after the reporting date” to the unaudited condensed consolidated interim financial statements for further information.
Our primary uses of capital are, and we expect will continue to be, R&D expenses, S&M expenses, compensation and related expenses, and other operating expenses. Cash used to fund operating expenses is impacted by the timing of when we pay expenses, as reflected in the change in our outstanding accounts payable and accrued expenses, as well as the timing of revenues from the sale of ZYNLONTA. We expect to incur substantial expenses in connection with the advancement of clinical trials, including our pivotal and confirmatory clinical trials, and regulatory submissions for our products, product candidates and research pipeline. In addition, we continue to incur substantial expenses for commercial launch following approval of ZYNLONTA, which was obtained on April 23, 2021.
We plan to continue to fund our operating needs through the net proceeds of our public offerings, the Facility Agreement, revenues from the sale of ZYNLONTA and additional equity financings and/or other forms of financing. We may also pursue strategic collaborations or licensing opportunities for clinical development and commercialization of ZYNLONTA and/or our product candidates in various geographical markets.
Cash Flows
Comparison of the Three Months Ended March 31, 2021 and 2020
The following table summarizes our cash flows for the three months ended March 31, 2021 and 2020:

(in KUSD)	Three months ended March 31,
Net cash used in:	2021	2020	Change
Operating activities	(55,149)	(32,102)	(23,047)
Investing activities	(657)	(496)	(161)
Financing activities	(297)	(278)	(19)
Net change in cash and cash equivalents	(56,103)	(32,876)	(23,227)
Net cash used in operating activities
Net cash used in operating activities increased to USD 55.1 million for the three months ended March 31, 2021 from USD 32.1 million for the three months ended March 31, 2020, an increase of USD 23.0 million, or 71.8%. The increase was primarily due to increased cash expenditure in the period on R&D, G&A and S&M costs in advancing development of our clinical portfolio and preparation for the commercial launch of ZYNLONTA.
Net cash used in investing activities
Net cash used in investing activities increased to KUSD 657 for the three months ended March 31, 2021 and from KUSD 496 for the three months ended March 31, 2020, an increase of KUSD 161, or 32.5%. The increase was primarily due to increased capital expenditures during the three months ended March 31, 2021 primarily relating to our new R&D facility and was partially offset by the absence of intangible asset purchases during the three months ended March 31, 2021.
Net cash used in financing activities
Net cash used in financing activities remained virtually flat at KUSD 297 the three months ended March 31, 2021 compared to KUSD 278 for the three months ended March 31, 2020.
Operating Capital Requirements
We expect our expenses, including S&M, manufacturing and distribution costs, to increase in connection with our ongoing activities, particularly as we commercialize ZYNLONTA, undertake confirmatory and other clinical trials for ZYNLONTA and continue the R&D of, continue or commence clinical trials of, and seek regulatory approval for, our product candidates. Accordingly, we may need to obtain additional funding in connection with our continuing operations. Subsequent to March 31, 2021, we will draw down USD 50.0 million of convertible loans relating to the second tranche under the Facility Agreement. Our future capital requirements will depend on many factors, which are outlined in our annual report on Form 20-F for the period ended December 31, 2020 and our subsequent filings with the SEC, as well as actual versus forecast demand for ZYNLONTA.
JOBS Act
In April 2012, the Jumpstart our Business Startups Act of 2012 (“JOBS Act”) was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. This transition period is only applicable under U.S. GAAP. As a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required or permitted by the International Accounting Standards Board.
We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements under the JOBS Act. Subject to certain conditions, as an emerging growth company, we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board, regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) December 31, 2025; (iii) the date on which we have issued more than $1.0 billion in non-convertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC, which means the market value of our common shares that are held by non-affiliates exceeds $700.0 million as of the prior June 30th.
Contractual Obligations and Other Commitments
During the three months ended March 31, 2021, we entered into a new lease agreement for a facility in the UK. See note 10, “Leases” to the unaudited condensed consolidated interim financial statements for further information. We do not currently have any contractual obligations and other commitments, other than those described above and in the section in our annual report on Form 20-F for the period ended December 31, 2020 titled “Item 5. Operating and Financial Review and Prospects—F. Tabular Disclosure of Contractual Obligations” with the exception of USD 50.0 million of convertible loans relating to the second tranche under the Facility Agreement which will be drawn down subsequent to March 31, 2021.
Off-Balance Sheet Arrangements
As of March 31, 2021 and during the periods presented, we did not have, and we do not currently have, any off-balance sheet arrangements.
Quantitative and Qualitative Disclosures about Market Risk
During the periods presented, there were no significant changes to our quantitative and qualitative disclosures about market risk from those described in the section in our annual report on Form 20-F for the period ended December 31, 2020 titled “Item 11. Quantitative and Qualitative Disclosures About Market Risk” with the exception of a hypothetical 10% increase (decrease) in our share price as of March 31, 2021 would have increased (decreased) the derivative values associated with the first and second tranches by USD 4.9 million (USD 4.0 million) and USD 2.7 million (USD 2.4 million), respectively.
Critical Accounting Policies and Significant Judgments and Estimates
There have been no material changes to the significant accounting policies and significant judgments and estimates from those described in the section in our annual report on Form 20-F for the period ended December 31, 2020 titled “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Significant Judgments and Estimates”. See note 3, “Significant accounting policies” in the notes to our unaudited condensed consolidated interim financial statements.
Recent Accounting Pronouncements
See note 3, “Significant accounting policies”, to our unaudited condensed consolidated interim financial statements for a description of recent accounting pronouncements applicable to our unaudited condensed consolidated interim financial statements as well as the significant accounting policies and significant judgments and estimates from those described in the section in the in our annual report on Form 20-F for the period ended December 31, 2020 titled “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies and Significant Judgments and Estimates”.
Cautionary Statement Regarding Forward-Looking Statements
This discussion contains statements that constitute forward-looking statements. All statements other than statements of historical facts contained in this discussion, including statements regarding our future results of operations and financial position, business and commercialization strategy, potential market opportunities, products and product candidates, research pipeline, ongoing and planned preclinical studies and clinical trials, regulatory submissions and approvals, R&D costs, timing and likelihood of success, as well as plans and objectives of management for future operations are forward-looking statements. Many of the forward-looking statements contained in this discussion can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “will” and “potential,” among others.
Forward-looking statements appear in a number of places in this discussion and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under the section in our annual report on Form 20-F for the period ended December 31, 2020 titled “Item 3. Key Information—D. Risk Factors” and in our subsequent filings with the SEC. These forward-looking statements include, among others:

•our expectations regarding revenues derived from sales of ZYNLONTA;
•the commencement, timing, progress and results of our R&D programs, preclinical studies and clinical trials;
•the timing of investigational new drug application (“IND”), BLA, sBLA, marketing authorization application (“MAA”) and other regulatory submissions with the FDA, the European Medicines Agency (“EMA”) or comparable regulatory authorities in other jurisdictions;
•the proposed development pathway for ZYNLONTA and Cami, and our other product candidates, and the acceptability of the results of clinical trials for regulatory approval by the FDA, EMA or comparable regulatory authorities in other jurisdictions;
•assumptions relating to the identification of serious adverse, undesirable or unacceptable side effects related to our products and product candidates;
•the timing of and our ability to obtain and maintain regulatory approval for our products and product candidates;
•our plan for the commercialization of ZYNLONTA and, if approved, for Cami;
•the manufacture and supply of our products and product candidates;
•our expectations regarding the size of the patient populations amenable to treatment with our products and product candidates, if approved, as well as the treatment landscape of the indications that we are targeting with our products and product candidates;
•assumptions relating to the rate and degree of market acceptance of ZYNLONTA and any other approved products;
•the pricing and reimbursement of ZYNLONTA and any other approved products;
•our ability to identify and develop additional product candidates;
•the ability of our competitors to discover, develop or commercialize competing products before or more successfully than we do;
•our competitive position and the development of and projections relating to our competitors or our industry;

•our estimates of our expenses, revenues, capital requirements and need for or ability to obtain additional financing;
•our ability to raise capital when needed in order to continue our R&D programs or commercialization efforts;
•our ability to identify and successfully enter into strategic collaborations or licensing opportunities in the future, and our assumptions regarding any potential revenue that we may generate under current or future collaborations or licensing arrangements;
•our ability to obtain, maintain, protect and enforce intellectual property protection for our products and product candidates, and the scope of such protection;
•our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of third parties;
•our expectations regarding the impact of the COVID-19 pandemic;
•our ability to attract and retain qualified key management and technical personnel; and
•our expectations regarding the time during which we will be an emerging growth company under the JOBS Act and a foreign private issuer.
These forward-looking statements speak only as of the date of this discussion and are subject to a number of risks, uncertainties and assumptions described under the section in our annual report on Form 20-F for the period ended December 31, 2020 entitled “Item 3. Key Information—D. Risk Factors” and in our subsequent filings with the SEC and elsewhere in this discussion. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this discussion, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.